Exhibit 8.1


                 [WILLIAMS, MULLEN, CLARK & DOBBINS LETTERHEAD]


                                  June __, 2000


Board of Directors                        Board of Directors
Southern Financial Bancorp, Inc.          First Savings Bank of Virginia
37 East Main Street                       6551 Loisdale Court, Suite 900
Warrenton, Virginia  20186                Springfield, Virginia  22150

         Re: Tax Opinion -- Merger of First Savings Bank of
             Virginia with and into Southern Financial Bank, a Wholly-Owned Subsidiary of Southern Financial Bancorp, Inc.

Ladies and Gentlemen:

         You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of First Savings Bank of Virginia ("FSBV") with and into Southern Financial Bank ("Surviving Bank"), a wholly-owned subsidiary of Southern Financial Bancorp, Inc. ("SFB"), pursuant to the Agreement and Plan of Reorganization, made and entered into as of March 31, 2000, between these parties (the "Agreement"). Our opinion is given pursuant to
Section 6.1(d) of the Agreement.


                                     FACTS:

         FSBV is a corporation and a Virginia savings association organized under Virginia law. FSBV's principal executive offices are located at 6551 Loisdale Court, Suite 900, Springfield, Virginia 22150.

         SFB is a Virginia corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended. Surviving Bank, a wholly-owned subsidiary of SFB, is a corporation and state bank organized under Virginia law. SFB's principal executive office is located at 37 East Main Street, Warrenton, Virginia 20186.

         Pursuant to the Agreement, FSBV will be merged with and into Surviving Bank in accordance with the provisions of Title 13.1 of the Code of Virginia of 1950, as amended. Each outstanding share of FSBV common stock will automatically become and be converted into 0.44 shares of SFB common stock. Cash will be paid in lieu of fractional shares. After the Merger,


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Surviving  Bank  will  continue  its  existing  business  and  operations  as  a wholly-owned subsidiary of SFB.

         In connection  with this opinion,  we have reviewed (i) the  Agreement,
(ii) SFB's Registration Statement on Form S-4, dated June 16, 2000, including the Proxy Statement/Prospectus contained therein, and (iii) such other documents concerning the Merger as we have deemed necessary ((i), (ii), and (iii) collectively, the "Merger Documents"). With respect to the various factual matters material to our opinions, we have relied upon certificates of certain officers of and FSBV and SFB (the "Officers' Certificates"). We have assumed the correctness of the factual matters contained in such reliance sources and have made no independent investigation for the purpose of confirming that such factual matters are correct. As to all matters in which a person or entity has represented that such person or entity either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no plan, intention, understanding or agreement. We have also assumed that the Merger will be consummated in accordance with the Agreement.

         We have assumed (i) the genuineness of all signatures on the Merger Documents, (ii) the due authorization, execution and delivery of all documents and the validity and binding effect thereof, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals from which the copies were made and (v) the legal capacity of natural persons.


                                    OPINION:

         Based  on  the   foregoing   and   subject  to  the   limitations   and
qualifications set forth herein, we give our opinion as follows:

         1. The Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code (the "Code") and FSBV and SFB will each qualify as a "party to a reorganization" within the meaning of Section 368(b) of the Code.

         2. No gain or loss will be recognized for federal tax purposes by FSBV or SFB as a result of the Merger.

         3. No gain or loss will be recognized for federal tax purposes by the shareholders of FSBV as a result of the exchange of their FSBV common stock solely for the common stock of SFB.

         4. Any shareholder of FSBV who receives cash in lieu of a fractional share interest shall be treated as receiving a payment in redemption of such fractional interest subject to the provisions of Section 302 of the Code. Gain or loss will be realized and recognized with respect to such shareholder and shall be measured by the difference between the redemption price and the portion of the shareholder's basis in FSBV stock allocable to such fractional share interest.

         5. The aggregate tax basis of the shares of SFB stock received by each shareholder of FSBV will be equal to the aggregate tax basis of such shareholder's shares of FSBV stock surrendered therefor in the Merger.

         6. The holding period under Section 1223 of the Code for the shares of SFB stock received by each shareholder of FSBV will include the holding period for the shares of FSBV stock of such shareholder surrendered therefor in the Merger, provided that the FSBV shareholder held such stock as a capital asset on the date of the Merger.

         In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and other authorities as we have considered relevant. Our opinion is limited to the federal tax law of the United States of America and is expressed as of the date hereof. We do not assume any obligation to update or supplement our opinion to reflect any fact or circumstance which hereafter comes to our attention or any change in law which hereafter occurs. Our opinions are limited to the matters expressly stated. No opinion is implied or may be inferred beyond such matters.

         Our opinion expressed herein is made in connection with the Merger and is solely for the benefit of FSBV, SFB and SFB's shareholders. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, which has been filed by SFB with the Securities and Exchange Commission, and to the reference to our firm under the caption "Certain Federal Income Tax Consequences" in the Prospectus and Proxy Statement forming a part of the Registration Statement. This opinion may not, without our prior written consent, be otherwise distributed or relied upon by any other person, filed with any other government agency or quoted in any other document.

                                         Very truly yours,

                                         Williams, Mullen, Clark & Dobbins, P.C.


                                         By:____________________________________